Cheetah Mobile Inc.

Building No. 11

Wandong Science and Technology Cultural Innovation Park

No.7 Sanjianfangnanli

Chaoyang District

Beijing 100024

People’s Republic of China

July 18, 2023

VIA CORRESPONDENCE

Jimmy McNamara

Jennifer Thompson

David Edgar

Kathleen Collins

Division of Corporation Finance

Office of Technology

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Cheetah Mobile Inc. Form 20-F for the Fiscal Year Ended December 31, 2022 Filed April 18, 2023 File No. 001-36427

Dear Mr. McNamara, Ms. Thompson, Mr. Edgar, and Ms. Collins:

Cheetah Mobile Inc. (the “Company”) has received the letter dated July 11, 2023 from the Staff of the Securities and Exchange Commission regarding the Company’s annual report on Form 20-F for the fiscal year ended December 31, 2022 (the “Form 20-F”). The Company needs additional time to prepare the response and hereby requests an extension of the response deadline to August 21, 2023.

If you have any additional questions regarding the Form 20-F, please contact the undersigned at thomas.ren@cmcm.com or at +8610 6292 7779, ext. 6661 (office), or our U.S. counsel, Steve Lin at steve.lin@kirkland.com or at +8610 5737 9315 (office) or +86 18610495593 (mobile), of Kirkland & Ellis. Thank you.

Very truly yours,

By:	/s/ Thomas Jintao Ren
Name: Thomas Jintao Ren
Title: Chief Financial Officer